ELECTRIC MOTO CORPORATION

3165 EAST MAIN STREET

ASHLAND, OREGON 97520

(541) 890-3481

May 15, 2006

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

RE:	ELECTRIC MOTO CORP.
File No. 333-124012

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-124012, to 5:00 P.M. on May 15, 2006 or as soon as practicable thereafter.

We are also aware that:

•          Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ELECTRIC MOTO CORP.

Ely Schless

President and

Chief Executive Officer